Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company

ANNUAL AND EXTRAORDINARY STOCKHOLDERS' MEETING

Summary statement of voting received by the underwriter

For the purposes of the terms of CVM Instruction No. 481/09, discloses the summary statement of voting on the consolidation of voting instructions given by underwriters, identifying the number of approvals, rejections and abstentions in each item presented in the remote voting form received, about the matters submitted for resolution in the Extraordinary and Annual Stockholders’ Meeting to be held on April 25, 2018 at 11:00 a.m. of Itaú Unibanco Holding S.A., Publicly-Held Company, headquartered in the City of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, is presented below:

Item	Description - ordinary agenda	Candidates	Voting	Number of shares	% over total voting
1	Acknowledge and examine the Management Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Report of the Audit Committee, and to resolve on the Financial Statements for the fiscal year ended December 31, 2017.		Approve	4,817,731	100.00
			Reject	-	-
			Abstain	-	-
2	Resolve on the proposal of the Board of Directors for the allocation of netincome for the year, as detailed in the General Stockholders’ Meeting Manual available at https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/Manual_Assembleia_2018_Eng.pdf:		Approve	4,817,731	100.00
			Reject	-	-
			Abstain	-	-
3	Define the number of members that will comprise the Board of Directors in twelve (12), as proposed by the controlling shareholders:		Approve	4,492,528	93.25
			Reject	325,203	6.75
			Abstain	-	-
4	Do you want to request the adoption of the multiple vote process for the election of the Board of Directors, pursuant to Article 141 of Law No. 6,404 of 1976?		Yes	1,253,038	26.01
			No	2,137,761	44.37
			Abstain	1,426,932	29.62
5	Election of the board of directors by candidate – Limit of vacancies to be fulfilled: 12 Nomination of candidates to the Board of Directors (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election)	Alfredo Egydio Setubal	Approve	4,786,827	99.36
			Reject	30,904	0.64
			Abstain	-	-
		Amos Genish (Independent member)	Approve	4,801,831	99.67
			Reject	15,900	0.33
			Abstain	-	-
		Ana Lúcia de Mattos Barretto Villela	Approve	4,801,831	99.67
			Reject	15,900	0.33
			Abstain	-	-
		Fábio Colletti Barbosa (Independent member)	Approve	4,801,831	99.67
			Reject	15,900	0.33
			Abstain	-	-
		Gustavo Jorge Laboissière Loyola (Independent member)	Approve	4,763,584	98.88
			Reject	54,147	1.12
			Abstain	-	-
		João Moreira Salles	Approve	4,801,831	99.67
			Reject	15,900	0.33
			Abstain	-	-
		José Galló (Independent member)	Approve	4,801,831	99.67
			Reject	15,900	0.33
			Abstain	-	-
		Marco Ambrogio Crespi Bonomi	Approve	4,786,827	99.36
			Reject	30,904	0.64
			Abstain	-	-
		Pedro Luiz Bodin de Moraes (Independent member)	Approve	4,801,831	99.67
			Reject	15,900	0.33
			Abstain	-	-
		Pedro Moreira Salles	Approve	4,769,327	99.00
			Reject	48,404	1.00
			Abstain	-	-
		Ricardo Villela Marino	Approve	4,801,831	99.67
			Reject	15,900	0.33
			Abstain	-	-
		Roberto Egydio Setubal	Approve	4,801,831	99.67
			Reject	15,900	0.33
			Abstain	-	-
6	If the multiple voting process is adopted, do you want to distribute the vote adopted as the same percentage to the candidates?		Yes	1,453,915	30.18
			No	-	-
			Abstain	3,363,816	69.82
7	View of all candidates for the assignment of the % (percentage) of votes to be attributed	Alfredo Egydio Setubal		121,401	8.35
		Amos Genish (Independent member)		121,401	8.35
		Ana Lúcia de Mattos Barretto Villela		121,401	8.35
		Fábio Colletti Barbosa (Independent member)		121,401	8.35
		Gustavo Jorge Laboissière Loyola (Independent member)		117,925	8.11
		João Moreira Salles		121,401	8.35
		José Galló (Independent member)		121,401	8.35
		Marco Ambrogio Crespi Bonomi		121,401	8.35
		Pedro Luiz Bodin de Moraes (Independent member)		121,401	8.35
		Pedro Moreira Salles		121,401	8.35
		Ricardo Villela Marino		121,401	8.35
		Roberto Egydio Setubal		121,401	8.35

8	Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance with Article 141, paragraph 4, I, of Law No. 6,404 of 1976? (*)		Yes	1,253,038	26.01
			No	223,257	4.63
			Abstain	3,341,436	69.36
9	If neither stockholders with voting rights nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of preferred shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*)		Yes	4,312,648	89.52
			No	7,530	0.16
			Abstain	497,553	10.33
10	Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors:Do you want to request a separate election of a member to the Board of Directors, in accordance to Article 141, paragraph 4 II of Law No. 6,404 of 1976? (*)		Yes	110,444,255	19.39
			No	136,094,435	23.89
			Abstain	323,060,158	56.72
11	If neither voting stockholders nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of voting shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*)		Yes	344,047,262	60.40
			No	160,337,354	28.15
			Abstain	65,214,232	11.45
12	Election of the Fiscal Council by candidate – Limit of vacancies to be fulfilled: 4 Nomination of candidates to the Fiscal Council (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election)	Alkimar Ribeiro Moura (Effective)	Approve	4,817,731	100.00
			Reject	-	-
			Abstain	-	-
		José Caruso Cruz Henriques (Effective)	Approve	4,817,731	100.00
			Reject	-	-
			Abstain	-	-
		João Costa (Alternate)	Approve	4,817,731	100.00
			Reject	-	-
			Abstain	-	-
		Reinaldo Guerreiro (Alternate)	Approve	4,817,731	100.00
			Reject	-	-
			Abstain	-	-
13	Nomination of candidates to the fiscal council by stockholders holding preferred shares without voting or restricted voting rights	Carlos Roberto de Albuquerque Sá (Effective)	Approve	549,521,663	96.48
			Reject	8,089,534	1.42
			Abstain	11,987,651	2.10
		Eduardo Azevedo do Valle (Alternate)	Approve	559,128,847	98.16
			Reject	10,439,001	1.83
			Abstain	31,000	0.01
14	Resolve on the amount to be allocated for compensation of the members of the Executive Board and the Board of Directors in the total value of R$370,000,000.00:		Approve	419,934	8.72
			Reject	2,490,297	51.69
			Abstain	1,907,500	39.59
15	Resolve on the individual monthly compensation of R$15,000.00 for the effective members and R$6,000.00 for the alternate members of the Fiscal Council.		Approve	4,817,731	100.00
			Reject	-	-
			Abstain	-	-
Item	Description - extraordinary agenda		Voting	Number of shares	% over total voting
16	Amend the Bylaws to: Register the new number of shares of the Company’s capital stock as a result of the cancellation of 46,217,311 common shares held in treasury (Article 3, head provision):		Approve	4,852,772	100.00
			Reject	-	-
			Abstain	-	-
17	Include the powers of the General Stockholders’ Meeting to resolve on Stock Grant Plans and adjust the denomination of the Stock Option Plan(item 4.3.g):		Approve	4,852,772	100.00
			Reject	-	-
			Abstain	-	-
18	Adjust the denomination of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros to B3 S.A. – Brasil, Bolsa, Balcão (item 5.1., and Article 17):		Approve	4,852,772	100.00
			Reject	-	-
			Abstain	-	-
19	Adjust the wording on the composition of the Board of Directors, in line with the practices adopted by the Company and the provisions of the Brazilian Corporate Governance Code (item 6.2):		Approve	4,852,772	100.00
			Reject	-	-
			Abstain	-	-
20	Adjust the wording on the powers of the Board of Directors, in line with the practices adopted by the Company and the provisions of the Brazilian Corporate Governance Code (item 6.8):		Approve	4,852,772	100.00
			Reject	-	-
			Abstain	-	-
21	Improve the wording on the representation rule of the Company (item 10.1.1):		Approve	4,852,772	100.00
			Reject	-	-
			Abstain	-	-
22	Amend the composition of statutory revenue reserves (Article 15 and items):		Approve	4,852,772	100.00
			Reject	-	-
			Abstain	-	-
23	Update the remittances to the statutory revenue reserve (items 13.3 and 14.1):		Approve	4,852,772	100.00
			Reject	-	-
			Abstain	-	-
24	Update the remittances to the statutory revenue reserve (items 13.3 and 14.1):		Approve	4,852,772	100.00
			Reject	-	-
			Abstain	-	-
25	Transfer to the new Statutory Revenue Reserve the balances currently recorded in the Statutory Reserves for Dividends Equalization, for Working Capital Increase, and for Increase Capital in Investees:		Approve	4,852,772	100.00
			Reject	-	-
			Abstain	-	-

(*) this refers to the total equity investments, without considering the uninterrupted percentage during the period of three months, at least, immediately prior to the General Stockholders’ Meeting provided for in paragraph 6 of Article 141 of Law No. 6,404/76.

São Paulo-SP, April 23, 2018.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Investor Relations Officer